SEC FILE NUMBER 002-95836-NY
CUSIP NUMBER 16939N 10 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:	December 31, 2010

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CHINA INDUSTRIAL WASTE MANAGEMENT, INC.
Full Name of Registrant

Former Name if Applicable

NO. 1 HUAIHE WEST ROAD, E-T-D ZONE
Address of Principal Executive Office (Street and Number)

DALIAN, PRC 116600
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant has experienced delays in completing its financial statements for the year ended December 31, 2010, as its auditor has not had sufficient time to audit the financial statements for the year ended December 31, 2010 (“Form 10-K”).  As a result, the filing of the Registrant’s Form 10-K cannot be made within the prescribed time period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	DAZHI DARCY ZHANG	86+133	72877287
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☒	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☒	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that its total revenue for the year ended December 31, 2010 will be $21,775,733, an increase of $11,214,263, or 106%, as compared to $10,561,470 for the year ended December 31, 2009.  The increase in revenue is primarily attributable to (1) the increased demand for waste disposal services from the Registrant’s customers as their productivity rebounded from 2009 recessionary levels, (2) the addition of new customers in fiscal year 2010, (3) the addition of service fees generated by the Registrant’s sludge treatment plant that commenced operations in 2010, and (4) revenues generated from the Registrant’s waste disposal operations in connection with the June 2010 oil spill in Dalian.

Service fee revenue received by the Registrant for the year ended December 31, 2010 are expected to be $14,870,852, which would account for 68% of total revenues, an increase of $7,942,012, or 115%, over service fees of $6,928,840 for the year ended December 31, 2009.  Service fees accounted for 66% of the Registrant’s total revenue for the year ended December 31, 2009.

Sales of recycled commodities (including cupric sulfate) for the year ended December 31, 2010 are expected to be $6,904,881, which would account for 32% of total revenues, an increase of $3,272,251, or 90%,   from revenues of $3,632,630 for the year ended December 31, 2009, which accounted for 34% of revenues for such period.  The sharp increase in sales of recycled commodities is primarily due to significantly higher sales volume and selling prices.  The average selling price of cupric sulfate was approximately $1,723 per ton in 2010 as compared to $1,285 per ton in 2009, a 34% increase in average unit price.  In addition, in 2010, revenues from the sale of methane generated $1,252,465 whereas there were no sales of methane gas in 2009.

The Registrant expects that costs related to providing solid waste, sewage and sludge treatment services  increased by $3,245,608 from $1,880,763 for the year ended December 31, 2009 to $5,126,371 for the year ended December 31, 2010.  This increase primarily attributed to the increase in cost associated with industrial solid waste which is in line the increase in the Registrant’s revenues, and the additional cost incurred from the Registrant’s sludge treatment plant which was not operational in 2009.

In addition, the Registrant anticipates that costs related to producing recycled waste products (including cupric sulfate and other recycled commodities) increased by $1,739,858 from $2,304,936 for the year ended December 31, 2009 to $4,044,794 for the year ended December 31, 2010, representing an increase of 81%.  The Registrant expects the increase to be due mainly to the increased sales of recycled commodities.

CHINA INDUSTRIAL WASTE MANAGEMENT, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	MARCH 31, 2011	By:	/s/ DONG JINQING
DONG JINQING, CHIEF EXECUTIVE OFFICER